Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397

Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval.  This communication relates to a proposed business combination between Baker Hughes Incorporated (“Baker Hughes”) and Halliburton Company (“Halliburton”).  In connection with this proposed business combination, Baker Hughes and/or Halliburton may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange Commission (the “SEC”).  This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document Baker Hughes and/or Halliburton may file with the SEC in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND HALLIBURTON ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Baker Hughes and/or Halliburton, as applicable.  Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Baker Hughes and/or Halliburton through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Baker Hughes will be available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at trey.clark@bakerhughes.com or alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or +1-713-439-8822.  Copies of the documents filed with the SEC by Halliburton will be available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@halliburton.com or by phone at +1-281-871-2688.

Participants in Solicitation

Baker Hughes, Halliburton, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 5, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 21, 2014 and its Current Reports on Form 8-K, which were filed with the SEC on June 10, 2014 and September 10, 2014.  Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 7, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 24, 2014 and its Current Report on Form 8-K, which was filed with the SEC on October 20, 2014.

These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Baker Hughes by Halliburton, including any statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding Halliburton’s and Baker Hughes’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.

All forward-looking information are subject to numerous risks and uncertainties, many of which are beyond the control of Baker Hughes and Halliburton, that could cause actual results to differ materially from the results expressed or implied by the statements.  These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Baker Hughes’ or Halliburton’s stockholders; the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Baker Hughes and Halliburton and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Baker Hughes and Halliburton, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; civil unrest, government expropriations and/or epidemic outbreaks; final court approval of, and the satisfaction of the conditions in, Halliburton’s September 2014 settlement relating to the Macondo well incident in the Gulf of Mexico; appeals of the multi-district litigation District Court's September 2014 ruling regarding Phase 1 of the trial, and future rulings of the District Court; results of litigation, settlements, and investigations not covered by the settlement or the District Court's rulings; actions by third parties, including governmental agencies, relating to the Macondo well incident; BP's April 2012 settlement relating to the Macondo well incident, indemnification, and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; actions by third parties, including governmental agencies; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, and foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; impairment of oil and natural gas properties; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration of acquired businesses and operations of joint ventures.  Expectations regarding business outlook, including changes in revenue, pricing, capital spending, profitability, strategies for our operations, oil and natural gas market conditions, customers’ business plans, market share and contract terms, costs and availability of resources, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.  Additional information concerning these and other factors can be found in Baker Hughes’ and Halliburton’s respective filings with the SEC and available through the SEC’s Electronic Data Gathering and Analysis Retrieval system at http://www.sec.gov, including Baker Hughes’ and Halliburton’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  The foregoing list of important factors is not exclusive.  Baker Hughes’ forward-looking statements are based on assumptions that Baker Hughes believes to be reasonable but that may not prove to be accurate.  Baker Hughes and Halliburton assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

HALLIBURTON-BAKER HUGHES CONFERENCE CALL
11/17/2014 (7:00 am ET)

KELLY YOUNGBLOOD

Good morning and thank you for joining us today to discuss the combination of Halliburton and Baker Hughes.  Today’s call is being webcast, and a replay will be available on Halliburton’s website.

This morning, we issued a press release announcing our definitive merger agreement. A copy of the press release and the slides we are presenting today are available in the Investor Relations section on the Halliburton and Baker Hughes websites.

Joining me today are:

•	Dave Lesar – CEO of Halliburton;

•	Martin Craighead – CEO of Baker Hughes; and

•	Mark McCollum – CFO of Halliburton

Some of our comments today may include forward-looking statements reflecting Halliburton’s and Baker Hughes’ views about future events. These matters involve risks and uncertainties that could cause our actual results to materially differ from our forward-looking statements.

These risks are discussed in Halliburton’s Form 10-K for the year ended December 31, 2013, Form 10-Q for the quarter ended September 30, 2014, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings.  We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Now, I’ll turn the call over to Dave.

Dave?

DAVE LESAR

Thank you, Kelly, and good morning to everyone.  Thank you all for joining us on such short notice.

Today is a historic day for Halliburton shareholders, Baker Hughes shareholders, and for our future company.

Today we announced that Halliburton and Baker Hughes have reached a definitive agreement to combine our two great companies to create a bellwether global oilfield service company.

Under the terms of the transaction, which was unanimously approved by the Boards of Directors of both companies, Halliburton will acquire all of the outstanding shares of Baker Hughes in a cash and stock transaction valued at $78.62 per Baker Hughes share, representing an equity value of $34.6 billion, based on Halliburton’s closing price on November 12, 2014, the day prior to Baker Hughes’ public confirmation that it was in talks with Halliburton regarding the transaction.  This exchange ratio represents a one year, three year and five year premium of 36.3 percent, 34.5 percent, and 25.9 percent, respectively.  As you know, each of us negotiated hard for the best deal for our shareholders, but there is no doubt about the strategic merits of the combination.

We are very excited about this combination. It is a compelling transaction with many strategic and financial benefits and we are confident it will benefit both companies' shareholders and customers worldwide.

We have done our homework, we have assembled a world-class group of advisors, and are very confident this combination is in the best interests of all of our stakeholders.

Now is the right time to pursue a transaction like this because we have the right management team and programs in place, and because of the strengths of our underlying businesses.  Baker Hughes will enhance our product lines, global reach and leading technology in the worldwide oil and gas industry.

Before we go on, I have one thing to say.  You all know me, and you know Mark McCollum.  And one thing you know about us is that we live up to our commitments.  We know how to execute, we know what buttons to push to make this business work, and we know how to create value.  And, you know that we are laser-focused on returns to you, our shareholders.  With this transaction, we have not veered from that path, but rather have found a partner to work with to expand our capability to provide you with industry-leading returns.

Why is that? Strategically, the transaction will combine two highly complementary businesses and create the leader in global oilfield services, with several strategic benefits:

•	A Houston-based global oil services champion, manufacturing and exporting technologies, and creating jobs and serving customers around the globe

•	Strong positions in key business lines;

•	A fully integrated product and services platform;

•	Increased capabilities in unconventional, deepwater, and mature assets, among others;

•	Substantial and improved growth opportunities; and

•	Continued high returns on capital.

Now let me review the financial benefits of the transaction;

•	Together, we expect to achieve annual pretax cost synergies of nearly $2 billion.

•
More importantly, we expect the acquisition to be accretive to cash flow by the end of year one after the close, and accretive to EPS by the end of year two… which means we can start getting cash back to our shareholders quickly.  Mark will take you through the details on that in just a few minutes.

•	And finally, the combined company will be well-positioned for continued superior growth, margins and returns, delivering an unsurpassed breadth and depth of products and services

In short, from both a financial and strategic perspective, we are confident that this transaction is in the best interests of the shareholders, customers, employees and all stakeholders of both companies.

Moving on to the next slide, I want to quickly address how Baker Hughes will help us achieve our business goals and accelerate the execution of our key strategies in unconventionals, deepwater and mature fields.

The combination of our two companies' product and service capabilities will allow us to deliver unparalleled solutions to our customers.

In North America, we’ve demonstrated that our efficiency model is working, and our customers see the results in a lowered cost per barrel.  This transaction will allow us to apply our highly efficient logistics network to an even larger franchise, and our combined sub-surface insights will provide our customers with best-in-class unconventional solutions.

In Deep Water, the complementary technologies for reducing reservoir uncertainty and increasing reliability puts us in a position to integrate and help our clients be more successful in the challenging deepwater environment.

Finally, the complete mature fields offering of the combined company will create value for our customers by finding bypassed pay zones and optimizing production over the life of the field.  The combined entity will also be well-positioned for continued integrated asset management growth.

And, as Mark will tell you, this transaction will create a larger platform to achieve superior growth, generate improved margins and returns, and give us the ability to distribute more cash to our shareholders.

Beyond the compelling financial and strategic logic of this combination, I am also very excited about bringing together some of the best talent in the industry, and I am confident that uniting our great people will be a key competitive advantage for our combined organization. Between growth and attrition, Halliburton alone is looking to add 21,000 people in 2014. Given that we will be able to combine the best talent from both organizations, upon closing of the deal, I look forward to welcoming the outstanding employees of Baker Hughes to the Halliburton family.

Now I will turn it over to Martin Craighead to discuss why this transaction is a win for Baker Hughes.  Martin?

MARTIN CRAIGHEAD

Thanks, Dave, and good morning, everyone.

After conducting a thoughtful evaluation, our Board determined that this transaction is a win for our stockholders and customers. We believe this is an especially compelling transaction for our stockholders and will give them the opportunity to participate in the significant upside potential of the combined company.

Additionally, we believe the combination will yield substantial efficiencies of scale and geographic scope. Baker Hughes shareholders, as owners of approximately 36% of the combined company, will benefit as synergies are realized on full integration, which we expect will be achieved by the end of the second year after the close of the transaction.

These two organizations share similar core values, a heritage of innovation and a dedication to customer service. Combined, they should be even more capable of helping customers to safely produce affordable energy and improve people’s lives. And, for the employees of both companies, this combination translates into the potential for more career opportunities and even greater personal and professional fulfillment.

I want to thank the hard working employees of Baker Hughes for making Baker Hughes a go-to company for the world’s most challenging energy projects around the world.  It is because of their efforts that this exciting combination has been made possible. In Halliburton, we have found a partner that has great respect for our company, recognizes the value of Baker Hughes’s employees and shares our confidence about our business.

And I want to assure our customers that we remain committed to meeting and exceeding your expectations.  In fact, one of the key reasons we are moving forward with this combination is because it will allow us to deliver an even broader range of products and services to meet customers’ increasingly complex oilfield challenges.

I look forward to working closely with my colleagues at Halliburton to ensure a smooth process to closing.

Now I’ll turn the call back over to Dave.  Dave?

DAVE LESAR

Thank you, Martin.

I want to emphasize that Halliburton, with the full support of its executive leadership and Board, is committed to completing this transaction. We have assembled an outstanding team of financial, legal and proxy advisors and we believe that this transaction is very achievable from a regulatory standpoint.
And I want to make it clear that I am personally committed to remaining as CEO and overseeing the successful integration of these two companies, along with our seasoned, tested management team.

Now I am going to turn the call over to Mark to discuss the financial benefits of the transaction in more detail.

Mark?

Mark McCollum

Thanks, Dave. And good morning.

Let me first review the key terms of the  transaction.

Under the agreement, Halliburton will acquire all outstanding shares of Baker Hughes in a cash and stock transaction consisting of a fixed exchange ratio of 1.12 Halliburton shares plus $19 in cash for each Baker Hughes share. The value of the merger consideration as of November 12, 2014 represents 8.1 times current consensus 2014 EBITDA estimates and 7.2 times current consensus 2015 EBITDA estimates.

Baker Hughes shareholders are essentially exchanging a share of Baker Hughes for a share in an even stronger, better positioned combined company - plus $19 per share in cash.

Following the close of the transaction, Baker Hughes shareholders will own approximately 36% of the pro forma entity.

Halliburton intends to finance the cash portion of the acquisition through a combination of cash on hand and fully committed debt financing. The transaction is also subject to approval by both companies’ stockholders, regulatory approvals and customary closing conditions.  Our goal is to complete the transaction in the second half of 2015.

We are confident this is the right time to execute.  Our strategies are working, our underlying business is strong, and we have the right team in place to make this happen.

•
The combination of our two companies’ products and services will result in a stronger, more diverse organization, delivering an unsurpassed depth and breadth of services to our customers on a global basis;

•	The combined company will have annual revenue of approximately $50 billion with significant synergistic opportunities;

•
We’ve got an actionable plan to capture nearly $2 billion in annualized cost savings by the end of the second year following closing. We spent a lot of time looking at this, and we expect the savings will be achieved by improving operations in North America, reducing expenses in other regions around the world, and by eliminating overhead and other redundant fixed costs.

•
We expect the transaction to be accretive to Halliburton cash flow by the end of the first year after closing, and also to earnings per share by the end of the second year after closing, even factoring in potential divestitures.

•	We have structured the consideration to ensure that the combined company will have a strong balance sheet and a strong investment grade credit profile.

The transaction is also consistent with our commitment to best-in-class capital returns for our shareholders. We recently announced plans to increase the Halliburton dividend by 20%, essentially doubling our quarterly dividend rate over the last two years. We have returned $7 billion in cash from dividends and share repurchases since 2010, and remain focused on achieving cash returns of 35% of operating cash flows to shareholders going forward.

We contemplated a transaction of this size when the Board made these decisions.  These actions reflect our confidence in the strength of our long-term business outlook, our commitment to shareholder distributions, and our focus on delivering best-in-class returns. The combined company’s strong cash flow from operations, and solid capital structure, will only enhance our flexibility to continue this rate of capital return post-closing.

This combination is truly greater than the sum of its parts.  We believe the combined company should be rewarded with a higher trading multiple than either Halliburton or Baker Hughes currently enjoys  and that investors should consider the combined company a “must own” energy stock.

Now, I’d like to discuss the nearly $2 billion in annual cost synergies. The opportunities lie in six primary areas:

•
The largest of these are operational improvements and personnel reorganization both in North America and internationally.  In particular, we believe that applying Halliburton’s North America efficiency programs to Baker Hughes’ products and services will result in reduced costs and generate a meaningful increase in margins.

•	Also, in real estate, we see a substantial overlap.

•	The other opportunities we have identified include significant savings potential in corporate costs, R&D optimization and other administrative and organizational efficiencies.

Most importantly, given the significant equity component of the consideration, the savings to be realized will benefit both Baker Hughes and Halliburton shareholders who choose to hold shares in the combined company.

As you all know, our efficiency programs in North America are helping Halliburton realize savings in operating time, maintenance, and administration. Since the launch of Frac of the Future and Battle Red, these programs – along with our focus on improved logistics and surface efficiency – have been driving significant shareholder returns, and the benefits of these programs will be further realized when applied to the Baker Hughes asset base.  This alone represents an $800 million annual opportunity.

Baker Hughes and Halliburton’s operations have significant geographic overlap, which creates a compelling cost savings opportunity.  We would expect to realize approximately $1 billion of associated savings on fixed costs.  Most of these savings will be realized in real estate, logistics, security, support services, personnel utilization, management and public company costs.

Turning to slide 12, we have dedicated considerable time and resources analyzing the combination and are working with Sean Boland at Baker Botts, a highly regarded antitrust expert with unmatched expertise in the oilfield services industry. Sean has worked closely with Baker Hughes’ esteemed anti-trust expert Molly Boast of Wilmer-Hale.  We have carefully evaluated the likely divestitures needed to obtain regulatory approval and are willing to divest assets, if required, at the appropriate time.

From a financial return standpoint, we do not believe that potential divestitures will materially diminish the financial benefits of the transaction nor prevent the combined company from achieving its strategic goals. We have identified a number of potential buyers that we believe will be very interested in the businesses that may need to be divested and expect that those businesses should all obtain excellent prices in expedited sales.

We are confident that a combination is achievable from a regulatory standpoint.

I’d now like to turn the call back over to Dave to close.

Dave?

DAVE LESAR

Thanks, Mark.

In closing, we are extremely excited about the Baker Hughes transaction, and we are confident that this combination presents a compelling opportunity for shareholders of both companies to achieve extraordinary short- and long-term returns.

As we have noted this morning, putting our companies together will create an industry leader, with enhanced scale and a full range of innovative products and solutions for our customers.  In addition, the combined company will be very well positioned financially, poised to accelerate growth, deliver outstanding margin improvement and drive shareholder returns.

Following the closing, which we expect in the second half of 2015, we are confident in our ability to achieve nearly $2 billion in annualized cost savings, such that the transaction will be accretive to cash flow in the first year following the close, and accretive to EPS by the end of the second year.

Before we take questions, I would like to thank everyone on both the Halliburton and Baker Hughes teams and both board of directors for their hard work and the vision for our future together expressed here today.

I also want to note that we appreciate the hard work and dedication of all our teammates at Halliburton, and we also want to congratulate the employees of Baker Hughes for building a highly regarded and successful organization. I look forward to meeting as many Baker Hughes employees as possible in the weeks and months ahead, and welcoming you to the Halliburton family when the transaction closes next year. We will be assembling integration teams and will work closely with Baker Hughes to facilitate a seamless integration.

Thank you all for joining the call today. We look forward to realizing the strategic and financial benefits inherent in this combination, to create greater value for both companies’ shareholders, customers, employees, and all of our stakeholders.

With that, let’s open it up for questions.